SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 7)

DryShips Inc.
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(Name of Issuer)

Common Stock, par value $0.01
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(Title of Class of Securities)

Y2109Q101
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(CUSIP Number)

George Economou
80 Kifissias Avenue
Amaroussion 15125
Athens, Greece
011 30-210-8090570
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2010
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(Date of Event which Requires Filing of This Statement)

If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check  the following box [  ].

CUSIP No. Y2109Q101

1.    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

      WC, BK, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

       0

8.   SHARED VOTING POWER

      44,931,746 (1)(2)(3)

9.   SOLE DISPOSITIVE POWER

       0

10.  SHARED DISPOSITIVE POWER

       44,931,746 (1)(2)(3)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

       44,931,746 (1)(2)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       15.8%

14.  TYPE OF REPORTING PERSON

       IN
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(1) Mr. Economou may be deemed to beneficially own 10,944,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 5,500,000 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr.  Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

(2)  Mr. Economou may be deemed to beneficially own 963,667 of these shares, as well as an additional 3,500,000 shares which are issuable upon the exercise of warrants dated April 8, 2009, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Each warrant entitles the holder to purchase one share of common stock. The warrants, attached as Exhibit 3 to the previously filed Amendment No. 4 to this Schedule 13D, have been issued to Sphinx Investment Corp. pursuant to a Securities Purchase Agreement dated March 6, 2009. A total of 1,500,000 warrants to purchase shares of common stock became exercisable on October 8, 2009, at an exercise price of $20 per share. A total of 1,500,000 warrants to purchase shares of common stock will become exercisable on April 8, 2010, at an exercise price of $25 per share. A total of 500,000 warrants to purchase shares of common stock will become exercisable on October 8, 2010, at an exercise price of $30 per share.

(3)  Mr. Economou may be deemed to beneficially own 23,768,657 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation, which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Entrepreneurial Spirit Holdings Inc. owns 33,955,224 shares of Series A Convertible Preferred Stock of the Issuer, which in accordance with the terms of the Securities Purchase Agreement, dated July 9, 2009, by and between the Issuer and Entrepreneurial Spirit Holdings Inc. and the sellers named therein, may be converted into shares of common stock at the option of Entrepreneurial Spirit Holdings Inc., at any time, at a rate of 1:0.7.

CUSIP No.   Y2109Q101

1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Elios Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

      WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

       0

8.   SHARED VOTING POWER

      10,944,910

9.   SOLE DISPOSITIVE POWER

       0

10.  SHARED DISPOSITIVE POWER

       10,944,910

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

       10,944,910

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       3.8%

14.  TYPE OF REPORTING PERSON

       CO

CUSIP No.   Y2109Q101

1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Fabiana Services S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

      OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

       0

8.   SHARED VOTING POWER

      5,500,000

9.   SOLE DISPOSITIVE POWER

       0

10.  SHARED DISPOSITIVE POWER

       5,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

       5,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      1.9%

14. TYPE OF REPORTING PERSON

       CO

CUSIP No.   Y2109Q101

1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Sphinx Investment Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

      WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

       0

8.   SHARED VOTING POWER

      4,463,667 (2)

9.   SOLE DISPOSITIVE POWER

       0

10.  SHARED DISPOSITIVE POWER

       4,463,667 (2)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

       4,463,667 (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       1.6%

14. TYPE OF REPORTING PERSON

      CO

CUSIP No.   Y2109Q101

1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Goodwill Shipping Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

      OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

       0

8.   SHARED VOTING POWER

      254,512

9.   SOLE DISPOSITIVE POWER

       0

10.  SHARED DISPOSITIVE POWER

       254,512

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

       254,512

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       0.1%

14. TYPE OF REPORTING PERSON

      CO

CUSIP No.   Y2109Q101

1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Entrepreneurial Spirit Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

      SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

       0

8.   SHARED VOTING POWER

      23,768,657 (3)

9.   SOLE DISPOSITIVE POWER

       0

10.  SHARED DISPOSITIVE POWER

       23,768,657 (3)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

       23,768,657 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       8.3%

14. TYPE OF REPORTING PERSON

      CO

CUSIP No.   Y2109Q101

The purpose of this Amendment No. 7 to Schedule 13D is to report the Issuer's issuance on January 25, 2010 of 4,500,000 restricted shares of its common stock, par value $0.01 per share (the "Shares"), to Fabiana Services S.A., a Marshall Islands corporation, of which George Economou is the controlling person, pursuant to the Issuer's Amended and Restated 2008 Equity Incentive Plan (the "Plan") and a restricted stock award agreement signed on February 16, 2010, and made by and between the Issuer and Fabiana Services S.A. (the "Agreement").

Item 1.  Security and Issuer.

No material change from the Schedule 13D/A filed on July 17, 2009.

Item 2.  Identity and Background.

(c) George Economou is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

Other than as described above there is no material change from the Schedule 13D/A filed on July 17, 2009.

Item 3.  Source and Amount of Funds or Other Consideration.

On January 25, 2010, the Issuer issued 4,500,000 restricted Shares to Fabiana Services S.A., pursuant to the Plan and the Agreement. As a result, Mr. Economou may be deemed to beneficially own 5,500,000 Shares.

No other cash or consideration was paid in connection with the issuance of the Shares described in Item 4 below.

Other than as described above there is no material change from the Schedule 13D/A filed on July 17, 2009.

Item 4.  Purpose of Transaction.

On January 25, 2010, the Issuer issued to Fabiana Services S.A. 4,500,000 restricted Shares for Mr. Economou's services, through Fabiana Services S.A., as the Issuer's Chief Executive Officer for the year ended December 31, 2009, and for his expected future service in such capacity for the years ending December 31, 2010, 2011 and 2012.

Pursuant to Plan, 4,500,000 restricted Shares, which are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified in the Agreement, were granted to Fabiana Services S.A. under the Agreement.

Other than as described above there is no material change from the Schedule 13D/A filed on July 17, 2009.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Economou may be deemed to be the beneficial owner of 44,931,746 Shares, or 15.8% of the Shares, based upon 284,826,721 Shares outstanding as of March 12, 2010. Mr. Economou has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 44,931,746 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 44,931,746 Shares.

As of the date hereof, Fabiana Services S.A. may be deemed to be the beneficial owner of 5,500,000 Shares, or 1.9% of the Shares, based upon 284,826,721 Shares outstanding as of March 12, 2010.  Fabiana Services S.A. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,500,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,500,000 Shares.

As of the date hereof, Elios Investments Inc. may be deemed to be the beneficial owner of 10,944,910 Shares, or 3.8% of the Shares, based upon 284,826,721 Shares outstanding as of March 12, 2010. Elios Investments Inc. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,944,910 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,944,910 Shares.

As of the date hereof, Sphinx Investment Corp. may be deemed to be the beneficial owner of 4,463,667 Shares, or 1.6% of the Shares, based upon 284,826,721 Shares outstanding as of March 12, 2010. Sphinx Investment Corp. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,463,667 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,463,667 Shares.

As of the date hereof, Goodwill Shipping Company Limited may be deemed to be the beneficial owner of 254,512 Shares, or 0.1% of the Shares, based upon 284,826,721 Shares outstanding as of March 12, 2010. Goodwill Shipping Company Limited has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 254,512 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 254,512 Shares.

As of the date hereof, Entrepreneurial Spirit Holdings Inc. may be deemed to be the beneficial owner of 23,768,657 Shares, or  8.3% of the Shares, based upon 284,826,721 Shares outstanding as of March 12, 2010. Entrepreneurial Spirit Holdings Inc. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 23,768,657 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 23,768,657 Shares.

Other than as described above there is no material change from the Schedule 13D/A filed on July 17, 2009.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Plan, Fabiana Services S.A. entered into the Agreement with the Issuer for the grant of 4,500,000 restricted Shares to Fabiana Services S.A., attached as Exhibit C hereto. Pursuant to the terms of the Agreement, 1,000,000 restricted Shares vested on January 25, 2010, 1,000,000 restricted Shares will vest on December 31, 2010, 1,000,000 restricted Shares will vest on December 31, 2011, and 1,500,000 restricted Shares will vest on December 31, 2012. These restricted Shares contain certain restrictions, which include, among other things, that (i) in the event Mr. Economou no longer serves as Chief Executive Officer of the Issuer, for any reason other than death or disability, any of the restricted Shares which have not yet vested shall be forfeited, (ii) in the event of the death or disability of Mr. Economou prior to the vesting of any of the restricted Shares, those Shares shall vest immediately in full, (iii) the restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to vesting, and (iv) upon the forfeiture of any restricted Shares, Fabiana Services S.A. loses the right to vote such Shares, to receive and retain all dividends on such Shares and all other rights, powers and privileges of a holder of such Shares.

Pursuant to a Securities Purchase Agreement dated March 6, 2009, by and between the Issuer and the purchasers listed therein, 3,500,000 warrants, dated April 8, 2009, were issued to Sphinx Investment Corp. and are attached as Exhibit D hereto. Each warrant entitles the holder to purchase one share of the Issuer's common stock.

Except for the Plan, the Agreement, the Securities Purchase Agreement and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares
Exhibit C: Restricted Stock Award Agreement, signed, February 16, 2010
Exhibit D: Warrants dated April 8, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2010
(Date)

/s/ George Economou
George Economou*

ELIOS INVESTMENTS INC.*

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.*

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED*

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

SPHINX INVESTMENT CORP.*

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

ENTREPRENEURIAL SPIRIT HOLDINGS
INC.*

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Amendment No. 7 to Schedule 13D dated March 15, 2010 relating to the common stock of DryShips Inc., par value $0.01 per share, shall be filed on behalf of the undersigned.

/s/ George Economou
---------------------------
George Economou

ELIOS INVESTMENTS INC.

BY: /s/ Dr. Renato Cefai
----------------------
Name: Dr. Renato Cefai
Title:   Sole Director

FABIANA SERVICES S.A.

BY: /s/ Andri Papadopoulou
-------------------------------------
Name: Andri Papadopoulou
Title:   Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY: MARE SERVICES LTD.

BY: /s/ Dr. Clarissa Cefai
     -------------------------------
Name Dr. Clarissa Cefai
Title:  Director

SPHINX INVESTMENT CORP.

BY: MARE SERVICES LTD.

BY: /s/ Dr. Clarissa Cefai
     -------------------------------
Name: Dr. Clarissa Cefai
Title:   Director

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY: MARE SERVICES LTD.

BY: /s/ Dr. Clarissa Cefai
     -------------------------------
Name: Dr. Clarissa Cefai
Title:   Director

Dated:  March 15, 2010

Exhibit B

Transactions in the Shares

Number of Shares

Fabiana Services S.A.* Date of Transaction	Purchase/(SOLD)	Price of Shares

February 16, 2010	4,500,000	0

* George Economou is the controlling person of Fabiana Services S.A. and therefore may be deemed to be the beneficial owner of these shares. The Issuer issued these shares pursuant to the Issuer's Amended and Restated 2008 Equity Incentive Plan.

Exhibit C

RESTRICTED STOCK AWARD AGREEMENT

RESTRICTED STOCK AWARD AGREEMENT UNDER THE DRYSHIPS INC. 2008 EQUITY INCENTIVE PLAN dated as of January 25, 2010 (the "Date of Grant"), between DryShips Inc. (the "Company") and Fabiana Services S.A. (the "Grantee"), a company controlled by Mr. George Economou.

WHEREAS the Company has determined it to be in the best interests of the Company to provide incentives to the Grantee and Mr. Economou for the substantial efforts and future performance to be provided by the Grantee through Mr. Economou, which the Company recognizes are decisive in the development and performance of the Company.

NOW THEREFORE the Company hereby provides to the Grantee this Restricted Stock Award Agreement (this "Award Agreement"), which sets forth the terms and conditions of an award (the "Award") of 4,500,000 shares of the Company's common stock, $0.01 par value ("Shares"), that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified herein ("Restricted Shares") and that are granted to the Grantee under the Company's 2008 Equity Incentive Plan, as amended (the "Plan").

THIS AWARD IS SUBJECT TO ALL TERMS AND CONDITIONS OF THE PLAN AND THIS AWARD AGREEMENT.  BY SIGNING YOUR NAME BELOW, YOU WILL HAVE CONFIRMED YOUR ACCEPTANCE OF THE TERMS AND CONDITIONS OF THIS AWARD AGREEMENT.

SECTION 1.  Definitions.  Capitalized terms used in this Award Agreement that are not defined in this Award Agreement have the meanings as used or defined in the Plan.

SECTION 2.  The Plan.  This Award is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan.  The grant and terms of this Award are subject to the provisions of the Plan and to interpretations, regulations and determinations concerning the Plan established from time to time by the Administrator in accordance with the provisions of the Plan, including, but not limited to, provisions pertaining to (a) rights and obligations with respect to withholding taxes, (b) the registration, qualification or listing of the Company's shares, (c) capital or other changes of the Company and (d) other requirements of applicable law.  The Administrator shall have the authority to interpret and construe this Award pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder.

SECTION 3.  Vesting and Delivery.  (a)  Vesting.  The Restricted Shares shall become vested, and the transfer restrictions set forth in Sections 3(b) and 6 of this Award Agreement shall lapse, with respect to the Shares covered by this Award, conditioned upon the Grantee's and Mr. Economou's continued engagement by the Company from the date of this Award Agreement through the applicable vesting date, in accordance with the following schedule.

Vesting Date	Number of Shares To Vest

Date of Grant	1,000,000
December 31, 2010	1,000,000
December 31, 2011	1,000,000
December 31, 2012	1,500,000

(b)  Delivery of Shares.  On or following the date of this Award Agreement, the Company shall issue, either in certificated or book-entry form, Restricted Shares which shall be registered in the Grantee's name, and the Grantee shall deliver an executed copy of this Award Agreement to the Company in accordance with Section 13 below.  The Company shall hold any such Restricted Shares issued in certificated form in escrow or shall require that the Grantee deposit such Restricted Shares (together with a stock power endorsed in blank) with the Company or such other custodian as may be designated by the Administrator or the Company, including a transfer agent, and shall be held by the Company or other custodian, as applicable, until such time, if any, as the Grantee's rights with respect to such Restricted Shares become vested, and, upon the vesting of the Grantee's rights with respect to any such Restricted Shares issued in certificated form, the Company or other custodian, as applicable, will deliver such certificates to the Grantee or the Grantee's legal representative, and the Restricted Shares shall upon vesting become ordinary Shares and cease to be subject to the restrictions of Section 6 of this Award Agreement and Section 2.6 of the Plan.

SECTION 4.  Forfeiture of Restricted Shares.  If the Grantee's rights with respect to any Restricted Shares awarded to the Grantee pursuant to this Award Agreement have not become vested prior to the date on which the Grantee's or Mr. Economou's engagement by the Company terminates (a) for any reason other than death or disability (as such term is defined in the Plan), the Grantee's rights with respect to such Restricted Shares shall immediately terminate, and the Grantee will be entitled to no further payments or benefits with respect thereto or (b) as a result of Mr. Economou's death or disability, the Grantee's rights with respect to such Restricted Shares shall immediately vest in full upon such termination of employment.

SECTION 5.  Voting Rights; Dividend Equivalents.  Until the forfeiture of any Restricted Shares pursuant to Section 4 above and subject to the terms of the Plan and this Award Agreement (including Sections 3 and 6 hereof), the Grantee shall have the right to vote such Restricted Shares, to receive and retain all dividends paid on such Restricted Shares and to exercise all other rights, powers and privileges of a holder of Shares with respect to such Restricted Shares.

SECTION 6.  Non-Transferability of Restricted Shares.  Unless otherwise provided by the Administrator in its discretion, Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the time such Shares become vested.  Any purported sale, assignment, transfer, pledge or other encumbrance or disposition of Restricted Shares in violation of the provisions of this Section 6 and Sections 2.6 and 3.3 of the Plan shall be void.

2

SECTION 7.  Taxes.  The delivery of Shares pursuant to Section 3(b) above is conditioned on satisfaction of any applicable withholding taxes in accordance with Section 3.4 of the Plan and this Award is in all respects subject to the provisions of Section 3.4 of the Plan.

SECTION 8.  Consents, Stop Transfer Orders and Legends.  (a)  Consents.  The Grantee's rights in respect of the Restricted Shares are conditioned on the receipt to the full satisfaction of the Administrator of (i) any required consents that the Administrator may determine to be necessary or advisable (including, without limitation, the Grantee's consenting to the Company's supplying to any third-party recordkeeper of the Plan such personal information as the Administrator deems advisable to administer the Plan), (ii) the Grantee's making or entering into such written representations, warranties and agreements in connection with the acquisition of any Shares pursuant to this Award as the Administrator may request in order to comply with applicable securities laws or this Award (including, without limitation, the Grantee's representing in writing to the Company (A) that it is the Grantee's intention to acquire the Shares under this Award Agreement for investment and not with a view to the distribution thereof, (B) that the Grantee shall comply with such restrictions on the subsequent transfer of such Shares as the Company or the Administrator shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof and (C) the Grantee's acknowledgment that all Share certificates delivered under this Award Agreement shall be subject to such stop transfer orders and other restrictions as the Company or the Administrator may deem advisable under the Plan, this Award Agreement or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any stock exchange upon which such Shares are listed, and any applicable securities or other laws, and that certificates representing Shares may contain a legend to reflect any such restrictions) and (iii) any stock power endorsed by the Grantee in blank in accordance with Section 3(b).

(b)  Stop Transfer Orders and Legends.  The Company may affix to certificates for Shares issued pursuant to this Award Agreement any legend that the Administrator determines to be necessary or advisable (including to reflect any restrictions to which the Grantee may be subject under any applicable securities laws and/or with respect to nontransferability pursuant to this Award Agreement).  The Company may advise the transfer agent to place a stop order against any legended Shares.

SECTION 9.  Changes in Capital Structure/Other Significant Events.  This Award may be subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in Section 1.5 of the Plan.  Upon a Change in Control, all Shares awarded under this Award Agreement shall immediately vest in full and the transfer restrictions set forth in Section 3(b) and 6 of this Award Agreement shall thereupon lapse.

SECTION 10.  Governing Law.  The Plan and this Award Agreement will be construed and administered in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws.

SECTION 11.  Headings.  Headings contained herein are for the purpose of convenience only and shall not be deemed in any way material or relevant to the construction or interpretation of this Award Agreement.

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SECTION 12.  Amendment and Termination of the Plan/Award.  The Plan and/or this Award may be amended, cancelled or terminated in accordance with the terms of Section 3.1 of the Plan.  No amendment to the Plan or this Award shall materially impair any rights or materially increase any obligations under this Award without the consent of the Grantee.  The Administrator, in its sole discretion, may, in accordance with the terms of the Plan, accelerate the vesting of all or any portion of the Restricted Shares at such time and under such circumstances as the Administrator deems appropriate.

SECTION 13.  Counterparts.  This Award shall expire if this Award Agreement is not signed by the Grantee and returned to the Company within 120 days of the date of this Award Agreement.  This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Signature Page Follows

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IN WITNESS WHEREOF, THE PARTIES HERETO HAVE EXECUTED THIS AWARD AGREEMENT AS OF THE DATE FIRST WRITTEN ABOVE.

DRYSHIPS INC.

By:	/s/ Ziad Nakhleh
Name: Ziad Nakhleh
Title: Chief Financial Officer

FABIANA SERVICES S.A.

By:	/s/ George Economou
Name: George Economou
Title: Authorized Signatory

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Exhibit D

WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.  THIS WARRANT IS SUBJECT TO AN AGREEMENT BY THE REGISTERED HOLDER WITH THE COMPANY NOT TO SELL THIS WARRANT FOR A PERIOD OF 180 DAYS FOLLOWING THE DATE OF ISSUANCE HEREOF.

WARRANT

No. W - 1

For the Purchase of 1,500,000 Shares of Common Stock
of DryShips Inc.

(Organized under the Laws of the Republic of the Marshall Islands)

This is to certify that, for value received, Sphinx Investment Corp. or its, his or her permitted assigns (hereinafter called the "Warrantholder"), is entitled, subject to the terms and conditions hereinafter set forth, to purchase 1,500,000 shares of common stock (the "Common Stock") of DryShips Inc., a Marshall Islands corporation (hereinafter called the "Company"), from the Company at the purchase price of $20.00 per share, and to receive a certificate or certificates for the shares so purchased.  This Warrant is first issued on April 8, 2009 (the "Original Issue Date"), and shall remain outstanding until the Termination Date (as defined below) subject to the following terms and conditions.

1.           Terms and Exercise of Warrant

(a)           Exercise Period.  Subject to the terms of this Warrant, the Warrantholder shall have the right, at any time during the period commencing on October 8, 2009 and ending at 5:00 P.M., New York City time, on April 7, 2014 (the "Termination Date"), or if such date is a day on which banking institutions in The City of New York or in Athens, Greece are authorized by law to close, then on the next succeeding day which shall not be such a day (a "Business Day"), to purchase from the Company up to the number of fully paid and nonassessable shares of Common Stock which the Warrantholder may at the time be entitled to purchase pursuant to this Warrant.  Such shares of Common Stock and other shares that the Company may be required by the operation of Section 4 to issue upon the exercise hereof are referred to hereinafter as the "Warrant Shares."

(b)           Method of Exercise.  This Warrant shall be exercised by surrender to the Company, at its principal office at 80 Kiffissias Avenue, Amaroussion 15125, Athens, Greece, or at such other address as the Company may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company or such other address as the Warrantholder may designate in writing, of this Warrant certificate, together with the form of Election to Purchase, included as Exhibit A hereto, duly completed and signed, and upon payment to the Company of the Exercise Price (as defined in Section 3), for the number of Warrant Shares with respect to which this Warrant is then exercised together with all taxes and governmental fees and charges applicable upon such exercise.  Payment of the aggregate Exercise Price shall be made in cash or by certified check or cashier's check drawn on a financial institution reasonably acceptable to the Company, payable to the order of the Company, or by wire transfer in immediately available funds to an account specified by the Company.  In the event the Warrantholder elects to exercise only a portion of the number of Shares of Common Stock which the Warrantholder is entitled to purchase pursuant to this Warrant, the Company shall issue a new Warrant entitling the Warrantholder to purchase the remaining number of Shares not yet exercised (the "New Warrant"); provided, however, all Shares of Common Stock purchased pursuant to this Warrant and any New Warrants must be purchased before the Termination Date.

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(c)           Share Issuance Upon Exercise.  Upon such surrender of this Warrant certificate and payment of such Exercise Price as aforesaid, the Company shall promptly thereafter issue to the Warrantholder in such name or names as the Warrantholder may designate in writing, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 5 hereof, with respect to any fractional Warrant Shares otherwise issuable upon such surrender.  Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of such Warrant Shares as of the close of business on the date of the surrender of this Warrant and payment of the Exercise Price, as aforesaid, notwithstanding that the certificates representing such Warrant Shares shall not actually have been delivered or that the transfer books of the Company shall then be closed.

2.           Legend On Warrant Shares.

Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Act of the securities represented thereby) shall also bear the above legend unless, in the opinion of such counsel as shall be reasonably approved by the Company, the securities represented thereby need no longer be subject to such restrictions.

3.           Exercise Price.

The price per share at which Warrant Shares shall be purchasable on the exercise of this Warrant shall be $20.00 per Share, subject to adjustment pursuant to Section 4 hereof (originally and as adjusted, the "Exercise Price").

4.           Adjustment of Exercise Price and Number of Shares.

The number of Warrant Shares issuable upon the exercise of this Warrant Certificate and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

(a)           Merger.  If at any time there shall be a merger or consolidation of the Company with or into another corporation when the Company is not the surviving corporation, then, as part of such merger or consolidation, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive upon exercise of rights herein granted, during the period specified herein and upon payment of the aggregate Exercise Price, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the stock deliverable upon exercise of the rights granted in this Warrant would have been entitled in such merger or consolidation if such rights had been exercised immediately before such merger or consolidation.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the merger or consolidation.  The Company will not effect any such merger or consolidation unless, prior to the consummation thereof, the successor corporation shall assume, by written instrument reasonably satisfactory in form and substance to the Warrantholder, the obligations of the Company under this Warrant.

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(b)           Reclassification, Etc.  If the Company at any time shall, by combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification or other change.

(c)           Stock Dividends, Splits, Subdivisions or Combination of Shares.  If the Company at any time shall pay a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, or splits or subdivides its Common Stock, the Exercise Price shall be proportionately decreased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately increased.  If the Company at any time shall combine or reverse split its Common Stock, the Exercise Price shall be proportionately increased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately decreased.

(d)           Distribution of Assets.  If the Company shall declare or make any dividend or other distribution of its non-cash assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Warrantholder shall be entitled to participate in such Distribution to the same extent that the Warrantholder would have participated therein if the Warrantholder had held the number of Common Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution.

(e)           Notice of Adjustments; Notices.  Whenever the Exercise Price or number of shares hereunder shall be adjusted, the Company shall issue a certificate signed by its President, Chief Executive Officer or Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid, with a copy by facsimile or electronic transmission) to the Warrantholder. The Company shall give written notice to the Warrantholder at least 20 days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

(f)           Notices of Corporate Events.  If the Company (i) shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves any (a) capital reorganization of the Company, (b) any reclassification of the capital stock of the Company, (c) any consolidation or merger of the Company with or into another corporation, (d) any sale of all or substantially all of its assets in one or a series of related transactions or (e) any tender offer or exchange offer pursuant to which holders of the Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iii) authorizes the voluntary dissolution, liquidation or winding up of the Company, then the Company shall mail or cause to be mailed (with a copy by facsimile or electronic transmission) to each Warrantholder a notice describing the material terms and conditions of such transaction at least 20 calendar days prior to the applicable record or effective date on which a person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Warrantholder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

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(g)           No other Adjustments; Warrant Certificates.  Except as provided in this Section 4, no other adjustments in the Exercise Price or the number or kind of securities issuable upon exercise of this Warrant shall be made during the term of this Warrant or upon exercise of this Warrant.

Irrespective of any adjustments in the Exercise Price or the number or kind of securities issuable upon the exercise of this Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price or number or kind of securities stated in this Warrant initially issuable hereunder.

5.           Fractional Interest.

The Company shall not be required to issue fractional shares upon exercise of this Warrant but shall pay an amount of cash equal to the then current trading price, or if there is no public market, cash equal to the then fair market value of the shares as reasonably determined by the Board of Directors of the Company, multiplied by such fraction.

6.           Transfers of Warrant

(a)           Transfer, etc.  The Company shall from time to time register the transfer of this Warrant on its books and records upon surrender of this Warrant accompanied by a written instrument or instruments of transfer substantially in the form of Exhibit B attached hereto, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney or by the duly authorized agent, provided, however, that the Warrantholder shall have given at least five (5) Business Days prior notice thereof to the Company, which notice shall include the identity of the transferee.  Upon any such registration of transfer, a new Warrant shall be promptly issued to the transferee(s), in the denomination or denominations specified in such instrument of transfer, and if requested by the Warrantholder, the Company shall issue to the Warrantholder a new Warrant evidencing the portion of this Warrant not so transferred.

(b)           Transferee.  Any person in possession of this Warrant properly endorsed and, if not the original holder hereof, to whom possession was transferred in accordance with the provisions of this Section 6 is authorized to represent himself as absolute owner hereof and is granted power to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior Warrantholder, taker or owner waives and renounces all of his equities or rights in this Warrant in favor of every such bona fide purchaser, and every such bona fide purchaser shall acquire title hereto and to all rights represented hereby.

(c)           Applicable Laws.  The Company shall not be required to register any transfer of this Warrant pursuant to Section 6 hereof if such registration or transfer violates applicable laws, including applicable United States or other securities laws.

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7.           No Rights as Shareholder Conferred by Warrant.

This Warrant shall not entitle the Warrantholder to any of the rights of a holder of any common stock of the Company, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise any voting rights.

8.           Notices.

Any notice given pursuant to this Warrant by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given upon (a) transmitter's confirmation of the receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, return receipt requested, postage prepaid at the addresses:

If to the Company:
80 Kiffissias Avenue
Amaroussion 15125
Athens, Greece
Facsimile No.:  011-30-210-809-0585

If to the Warrantholder, then to the address of the Warrantholder in the Company's books and records.

Each party hereto may, from time to time, change the address to which notices to it are to be transmitted, delivered or mailed hereunder by written notice in accordance herewith to the other party.

9.           General Provisions.

(a)           Successors.  All the covenants and provisions of this Warrant shall bind and inure to the benefit of the respective executors, administrators, successors and assigns of the Warrantholder and the Company.

(b)           Choice of Law.  THIS WARRANT AND THE RIGHTS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY, PERFORMANCE, AND ENFORCEMENT, AND WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

(c)           Entire Agreement.  Except as provided herein, this Warrant, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations or agreements and other oral, written, or other communications between them concerning the subject matter of this Warrant.

(d)           Severability.  If any provision of this Warrant is unenforceable, invalid, or violates applicable law, such provision shall be deemed stricken and shall not affect the enforceability of any other provisions of this Warrant.

(e)           Captions.  The captions in this Warrant are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Warrant or the relationship of the parties, and shall not affect this Warrant or the construction of any provisions herein.

(f)           Amendments.  This Warrant may not be amended, and no provision or obligation herein may be waived, other than by a writing duly executed by each of the Warrantholder and the Company or, in the case of a waiver, by the party waiving compliance.

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IN WITNESS WHEREOF, the Company caused this Warrant to be duly executed as of the date first above written.

DRYSHIPS INC.

By:
Title:

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EXHIBIT A

DRYSHIPS INC.

ELECTION TO PURCHASE WARRANT

DryShips Inc.
80 Kiffissias Avenue
Amaroussion 15125
Athens, Greece

Ladies and Gentlemen:

The undersigned hereby irrevocably elects to exercise the right of purchase set forth in the Warrant No. W - __ (the "Warrant"), to purchase thereunder ________ shares of the Common Stock of  DryShips Inc. (the "Shares") provided for therein and hereby tenders $______ in payment of the actual exercise price thereof, and requests that the Shares be issued in the name of

_______________________________________________

_______________________________________________
(Please Print Name and Address of Warrantholder above)

Dated: ______________,

Name of Warrantholder or Assignee:
(Please Print)

Address:_______________________________

Signature:______________________________

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EXHIBIT B

DRYSHIPS INC.

WARRANT TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the attached Warrant and appoints the Secretary of DryShips Inc. (the "Company") as its, his or her attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:

__________________________

(Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant or on the Company's books and records)

Address

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WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.  THIS WARRANT IS SUBJECT TO AN AGREEMENT BY THE REGISTERED HOLDER WITH THE COMPANY NOT TO SELL THIS WARRANT FOR A PERIOD OF 180 DAYS FOLLOWING THE DATE OF ISSUANCE HEREOF.

WARRANT

No. W - 2

For the Purchase of 1,500,000 Shares of Common Stock
of DryShips Inc.

(Organized under the Laws of the Republic of the Marshall Islands)

This is to certify that, for value received, Sphinx Investment Corp. or its, his or her permitted assigns (hereinafter called the "Warrantholder"), is entitled, subject to the terms and conditions hereinafter set forth, to purchase 1,500,000 shares of common stock (the "Common Stock") of DryShips Inc., a Marshall Islands corporation (hereinafter called the "Company"), from the Company at the purchase price of $25.00 per share, and to receive a certificate or certificates for the shares so purchased.  This Warrant is first issued on April 8, 2009 (the "Original Issue Date"), and shall remain outstanding until the Termination Date (as defined below) subject to the following terms and conditions.

1.           Terms and Exercise of Warrant

(a)           Exercise Period.  Subject to the terms of this Warrant, the Warrantholder shall have the right, at any time during the period commencing on April 8, 2010 and ending at 5:00 P.M., New York City time, on April 7, 2014 (the "Termination Date"), or if such date is a day on which banking institutions in The City of New York or in Athens, Greece are authorized by law to close, then on the next succeeding day which shall not be such a day (a "Business Day"), to purchase from the Company up to the number of fully paid and nonassessable shares of Common Stock which the Warrantholder may at the time be entitled to purchase pursuant to this Warrant.  Such shares of Common Stock and other shares that the Company may be required by the operation of Section 4 to issue upon the exercise hereof are referred to hereinafter as the "Warrant Shares."

(b)           Method of Exercise.  This Warrant shall be exercised by surrender to the Company, at its principal office at 80 Kiffissias Avenue, Amaroussion 15125, Athens, Greece, or at such other address as the Company may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company or such other address as the Warrantholder may designate in writing, of this Warrant certificate, together with the form of Election to Purchase, included as Exhibit A hereto, duly completed and signed, and upon payment to the Company of the Exercise Price (as defined in Section 3), for the number of Warrant Shares with respect to which this Warrant is then exercised together with all taxes and governmental fees and charges applicable upon such exercise.  Payment of the aggregate Exercise Price shall be made in cash or by certified check or cashier's check drawn on a financial institution reasonably acceptable to the Company, payable to the order of the Company, or by wire transfer in immediately available funds to an account specified by the Company.  In the event the Warrantholder elects to exercise only a portion of the number of Shares of Common Stock which the Warrantholder is entitled to purchase pursuant to this Warrant, the Company shall issue a new Warrant entitling the Warrantholder to purchase the remaining number of Shares not yet exercised (the "New Warrant"); provided, however, all Shares of Common Stock purchased pursuant to this Warrant and any New Warrants must be purchased before the Termination Date.

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(c)           Share Issuance Upon Exercise.  Upon such surrender of this Warrant certificate and payment of such Exercise Price as aforesaid, the Company shall promptly thereafter issue to the Warrantholder in such name or names as the Warrantholder may designate in writing, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 5 hereof, with respect to any fractional Warrant Shares otherwise issuable upon such surrender.  Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of such Warrant Shares as of the close of business on the date of the surrender of this Warrant and payment of the Exercise Price, as aforesaid, notwithstanding that the certificates representing such Warrant Shares shall not actually have been delivered or that the transfer books of the Company shall then be closed.

2.           Legend On Warrant Shares.

Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Act of the securities represented thereby) shall also bear the above legend unless, in the opinion of such counsel as shall be reasonably approved by the Company, the securities represented thereby need no longer be subject to such restrictions.

3.           Exercise Price.

The price per share at which Warrant Shares shall be purchasable on the exercise of this Warrant shall be $25.00 per Share, subject to adjustment pursuant to Section 4 hereof (originally and as adjusted, the "Exercise Price").

4.           Adjustment of Exercise Price and Number of Shares.

The number of Warrant Shares issuable upon the exercise of this Warrant Certificate and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

(a)           Merger.  If at any time there shall be a merger or consolidation of the Company with or into another corporation when the Company is not the surviving corporation, then, as part of such merger or consolidation, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive upon exercise of rights herein granted, during the period specified herein and upon payment of the aggregate Exercise Price, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the stock deliverable upon exercise of the rights granted in this Warrant would have been entitled in such merger or consolidation if such rights had been exercised immediately before such merger or consolidation.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the merger or consolidation.  The Company will not effect any such merger or consolidation unless, prior to the consummation thereof, the successor corporation shall assume, by written instrument reasonably satisfactory in form and substance to the Warrantholder, the obligations of the Company under this Warrant.

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(b)           Reclassification, Etc.  If the Company at any time shall, by combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification or other change.

(c)           Stock Dividends, Splits, Subdivisions or Combination of Shares.  If the Company at any time shall pay a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, or splits or subdivides its Common Stock, the Exercise Price shall be proportionately decreased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately increased.  If the Company at any time shall combine or reverse split its Common Stock, the Exercise Price shall be proportionately increased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately decreased.

(d)           Distribution of Assets.  If the Company shall declare or make any dividend or other distribution of its non-cash assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Warrantholder shall be entitled to participate in such Distribution to the same extent that the Warrantholder would have participated therein if the Warrantholder had held the number of Common Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution.

(e)           Notice of Adjustments; Notices.  Whenever the Exercise Price or number of shares hereunder shall be adjusted, the Company shall issue a certificate signed by its President, Chief Executive Officer or Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid, with a copy by facsimile or electronic transmission) to the Warrantholder. The Company shall give written notice to the Warrantholder at least 20 days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

(f)           Notices of Corporate Events.  If the Company (i) shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves any (a) capital reorganization of the Company, (b) any reclassification of the capital stock of the Company, (c) any consolidation or merger of the Company with or into another corporation, (d) any sale of all or substantially all of its assets in one or a series of related transactions or (e) any tender offer or exchange offer pursuant to which holders of the Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iii) authorizes the voluntary dissolution, liquidation or winding up of the Company, then the Company shall mail or cause to be mailed (with a copy by facsimile or electronic transmission) to each Warrantholder a notice describing the material terms and conditions of such transaction at least 20 calendar days prior to the applicable record or effective date on which a person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Warrantholder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

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(g)           No other Adjustments; Warrant Certificates.  Except as provided in this Section 4, no other adjustments in the Exercise Price or the number or kind of securities issuable upon exercise of this Warrant shall be made during the term of this Warrant or upon exercise of this Warrant.

Irrespective of any adjustments in the Exercise Price or the number or kind of securities issuable upon the exercise of this Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price or number or kind of securities stated in this Warrant initially issuable hereunder.

5.           Fractional Interest.

The Company shall not be required to issue fractional shares upon exercise of this Warrant but shall pay an amount of cash equal to the then current trading price, or if there is no public market, cash equal to the then fair market value of the shares as reasonably determined by the Board of Directors of the Company, multiplied by such fraction.

6.            Transfers of Warrant

(a)  Transfer, etc.  The Company shall from time to time register the transfer of this Warrant on its books and records upon surrender of this Warrant accompanied by a written instrument or instruments of transfer substantially in the form of Exhibit B attached hereto, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney or by the duly authorized agent, provided, however, that the Warrantholder shall have given at least five (5) Business Days prior notice thereof to the Company, which notice shall include the identity of the transferee.  Upon any such registration of transfer, a new Warrant shall be promptly issued to the transferee(s), in the denomination or denominations specified in such instrument of transfer, and if requested by the Warrantholder, the Company shall issue to the Warrantholder a new Warrant evidencing the portion of this Warrant not so transferred.

(b)  Transferee.  Any person in possession of this Warrant properly endorsed and, if not the original holder hereof, to whom possession was transferred in accordance with the provisions of this Section 6 is authorized to represent himself as absolute owner hereof and is granted power to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior Warrantholder, taker or owner waives and renounces all of his equities or rights in this Warrant in favor of every such bona fide purchaser, and every such bona fide purchaser shall acquire title hereto and to all rights represented hereby.

(c)  Applicable Laws.  The Company shall not be required to register any transfer of this Warrant pursuant to Section 6 hereof if such registration or transfer violates applicable laws, including applicable United States or other securities laws.

7.           No Rights as Shareholder Conferred by Warrant.

This Warrant shall not entitle the Warrantholder to any of the rights of a holder of any common stock of the Company, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise any voting rights.

4

8.           Notices.

Any notice given pursuant to this Warrant by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given upon (a) transmitter's confirmation of the receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, return receipt requested, postage prepaid at the addresses:

If to the Company:
80 Kiffissias Avenue
Amaroussion 15125
Athens, Greece
Facsimile No.:  011-30-210-809-0585

If to the Warrantholder, then to the address of the Warrantholder in the Company's books and records.

Each party hereto may, from time to time, change the address to which notices to it are to be transmitted, delivered or mailed hereunder by written notice in accordance herewith to the other party.

9.           General Provisions.

(a)           Successors.  All the covenants and provisions of this Warrant shall bind and inure to the benefit of the respective executors, administrators, successors and assigns of the Warrantholder and the Company.

(b)           Choice of Law.  THIS WARRANT AND THE RIGHTS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY, PERFORMANCE, AND ENFORCEMENT, AND WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

(c)           Entire Agreement.  Except as provided herein, this Warrant, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations or agreements and other oral, written, or other communications between them concerning the subject matter of this Warrant.

(d)           Severability.  If any provision of this Warrant is unenforceable, invalid, or violates applicable law, such provision shall be deemed stricken and shall not affect the enforceability of any other provisions of this Warrant.

(e)           Captions.  The captions in this Warrant are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Warrant or the relationship of the parties, and shall not affect this Warrant or the construction of any provisions herein.

(f)           Amendments.  This Warrant may not be amended, and no provision or obligation herein may be waived, other than by a writing duly executed by each of the Warrantholder and the Company or, in the case of a waiver, by the party waiving compliance.

5

IN WITNESS WHEREOF, the Company caused this Warrant to be duly executed as of the date first above written.

DRYSHIPS INC.

By:
Title:

6

EXHIBIT A

DRYSHIPS INC.

ELECTION TO PURCHASE WARRANT

DryShips Inc.
80 Kiffissias Avenue
Amaroussion 15125
Athens, Greece

Ladies and Gentlemen:

The undersigned hereby irrevocably elects to exercise the right of purchase set forth in the Warrant No. W - __ (the "Warrant"), to purchase thereunder ________ shares of the Common Stock of  DryShips Inc. (the "Shares") provided for therein and hereby tenders $______ in payment of the actual exercise price thereof, and requests that the Shares be issued in the name of

_______________________________________________

_______________________________________________
(Please Print Name and Address of Warrantholder above)

Dated: ______________,

Name of Warrantholder or Assignee:
(Please Print)

Address:_______________________________

Signature:______________________________

7

EXHIBIT B

DRYSHIPS INC.

WARRANT TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the attached Warrant and appoints the Secretary of DryShips Inc. (the "Company") as its, his or her attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:

__________________________

(Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant or on the Company's books and records)

Address

8

WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.  THIS WARRANT IS SUBJECT TO AN AGREEMENT BY THE REGISTERED HOLDER WITH THE COMPANY NOT TO SELL THIS WARRANT FOR A PERIOD OF 180 DAYS FOLLOWING THE DATE OF ISSUANCE HEREOF.

WARRANT

No. W - 3

For the Purchase of 500,000 Shares of Common Stock
of DryShips Inc.

(Organized under the Laws of the Republic of the Marshall Islands)

This is to certify that, for value received, Sphinx Investment Corp. or its, his or her permitted assigns (hereinafter called the "Warrantholder"), is entitled, subject to the terms and conditions hereinafter set forth, to purchase 500,000 shares of common stock (the "Common Stock") of DryShips Inc., a Marshall Islands corporation (hereinafter called the "Company"), from the Company at the purchase price of $30.00 per share, and to receive a certificate or certificates for the shares so purchased.  This Warrant is first issued on April 8, 2009 (the "Original Issue Date"), and shall remain outstanding until the Termination Date (as defined below) subject to the following terms and conditions.

1.           Terms and Exercise of Warrant

(a)           Exercise Period.  Subject to the terms of this Warrant, the Warrantholder shall have the right, at any time during the period commencing on October 8, 2010 and ending at 5:00 P.M., New York City time, on April 7, 2014 (the "Termination Date"), or if such date is a day on which banking institutions in The City of New York or in Athens, Greece are authorized by law to close, then on the next succeeding day which shall not be such a day (a "Business Day"), to purchase from the Company up to the number of fully paid and nonassessable shares of Common Stock which the Warrantholder may at the time be entitled to purchase pursuant to this Warrant.  Such shares of Common Stock and other shares that the Company may be required by the operation of Section 4 to issue upon the exercise hereof are referred to hereinafter as the "Warrant Shares."

(b)           Method of Exercise.  This Warrant shall be exercised by surrender to the Company, at its principal office at 80 Kiffissias Avenue, Amaroussion 15125, Athens, Greece, or at such other address as the Company may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company or such other address as the Warrantholder may designate in writing, of this Warrant certificate, together with the form of Election to Purchase, included as Exhibit A hereto, duly completed and signed, and upon payment to the Company of the Exercise Price (as defined in Section 3), for the number of Warrant Shares with respect to which this Warrant is then exercised together with all taxes and governmental fees and charges applicable upon such exercise.  Payment of the aggregate Exercise Price shall be made in cash or by certified check or cashier's check drawn on a financial institution reasonably acceptable to the Company, payable to the order of the Company, or by wire transfer in immediately available funds to an account specified by the Company.  In the event the Warrantholder elects to exercise only a portion of the number of Shares of Common Stock which the Warrantholder is entitled to purchase pursuant to this Warrant, the Company shall issue a new Warrant entitling the Warrantholder to purchase the remaining number of Shares not yet exercised (the "New Warrant"); provided, however, all Shares of Common Stock purchased pursuant to this Warrant and any New Warrants must be purchased before the Termination Date.

(c)           Share Issuance Upon Exercise.  Upon such surrender of this Warrant certificate and payment of such Exercise Price as aforesaid, the Company shall promptly thereafter issue to the Warrantholder in such name or names as the Warrantholder may designate in writing, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 5 hereof, with respect to any fractional Warrant Shares otherwise issuable upon such surrender.  Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of such Warrant Shares as of the close of business on the date of the surrender of this Warrant and payment of the Exercise Price, as aforesaid, notwithstanding that the certificates representing such Warrant Shares shall not actually have been delivered or that the transfer books of the Company shall then be closed.

2.           Legend On Warrant Shares.

Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Act of the securities represented thereby) shall also bear the above legend unless, in the opinion of such counsel as shall be reasonably approved by the Company, the securities represented thereby need no longer be subject to such restrictions.

3.           Exercise Price.

The price per share at which Warrant Shares shall be purchasable on the exercise of this Warrant shall be $30.00 per Share, subject to adjustment pursuant to Section 4 hereof (originally and as adjusted, the "Exercise Price").

4.           Adjustment of Exercise Price and Number of Shares.

The number of Warrant Shares issuable upon the exercise of this Warrant Certificate and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

(a)           Merger.  If at any time there shall be a merger or consolidation of the Company with or into another corporation when the Company is not the surviving corporation, then, as part of such merger or consolidation, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive upon exercise of rights herein granted, during the period specified herein and upon payment of the aggregate Exercise Price, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the stock deliverable upon exercise of the rights granted in this Warrant would have been entitled in such merger or consolidation if such rights had been exercised immediately before such merger or consolidation.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the merger or consolidation.  The Company will not effect any such merger or consolidation unless, prior to the consummation thereof, the successor corporation shall assume, by written instrument reasonably satisfactory in form and substance to the Warrantholder, the obligations of the Company under this Warrant.

(b)           Reclassification, Etc.  If the Company at any time shall, by combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification or other change.

(c)           Stock Dividends, Splits, Subdivisions or Combination of Shares.  If the Company at any time shall pay a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, or splits or subdivides its Common Stock, the Exercise Price shall be proportionately decreased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately increased.  If the Company at any time shall combine or reverse split its Common Stock, the Exercise Price shall be proportionately increased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately decreased.

(d)           Distribution of Assets.  If the Company shall declare or make any dividend or other distribution of its non-cash assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Warrantholder shall be entitled to participate in such Distribution to the same extent that the Warrantholder would have participated therein if the Warrantholder had held the number of Common Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution.

(e)           Notice of Adjustments; Notices.  Whenever the Exercise Price or number of shares hereunder shall be adjusted, the Company shall issue a certificate signed by its President, Chief Executive Officer or Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid, with a copy by facsimile or electronic transmission) to the Warrantholder. The Company shall give written notice to the Warrantholder at least 20 days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

(f)           Notices of Corporate Events.  If the Company (i) shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves any (a) capital reorganization of the Company, (b) any reclassification of the capital stock of the Company, (c) any consolidation or merger of the Company with or into another corporation, (d) any sale of all or substantially all of its assets in one or a series of related transactions or (e) any tender offer or exchange offer pursuant to which holders of the Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iii) authorizes the voluntary dissolution, liquidation or winding up of the Company, then the Company shall mail or cause to be mailed (with a copy by facsimile or electronic transmission) to each Warrantholder a notice describing the material terms and conditions of such transaction at least 20 calendar days prior to the applicable record or effective date on which a person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Warrantholder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

(g)           No other Adjustments; Warrant Certificates.  Except as provided in this Section 4, no other adjustments in the Exercise Price or the number or kind of securities issuable upon exercise of this Warrant shall be made during the term of this Warrant or upon exercise of this Warrant.

Irrespective of any adjustments in the Exercise Price or the number or kind of securities issuable upon the exercise of this Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price or number or kind of securities stated in this Warrant initially issuable hereunder.

5.           Fractional Interest.

The Company shall not be required to issue fractional shares upon exercise of this Warrant but shall pay an amount of cash equal to the then current trading price, or if there is no public market, cash equal to the then fair market value of the shares as reasonably determined by the Board of Directors of the Company, multiplied by such fraction.

6.  Transfers of Warrant

(a)  Transfer, etc.  The Company shall from time to time register the transfer of this Warrant on its books and records upon surrender of this Warrant accompanied by a written instrument or instruments of transfer substantially in the form of Exhibit B attached hereto, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney or by the duly authorized agent, provided, however, that the Warrantholder shall have given at least five (5) Business Days prior notice thereof to the Company, which notice shall include the identity of the transferee.  Upon any such registration of transfer, a new Warrant shall be promptly issued to the transferee(s), in the denomination or denominations specified in such instrument of transfer, and if requested by the Warrantholder, the Company shall issue to the Warrantholder a new Warrant evidencing the portion of this Warrant not so transferred.

(b)  Transferee.  Any person in possession of this Warrant properly endorsed and, if not the original holder hereof, to whom possession was transferred in accordance with the provisions of this Section 6 is authorized to represent himself as absolute owner hereof and is granted power to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior Warrantholder, taker or owner waives and renounces all of his equities or rights in this Warrant in favor of every such bona fide purchaser, and every such bona fide purchaser shall acquire title hereto and to all rights represented hereby.

(c)  Applicable Laws.  The Company shall not be required to register any transfer of this Warrant pursuant to Section 6 hereof if such registration or transfer violates applicable laws, including applicable United States or other securities laws.

7.           No Rights as Shareholder Conferred by Warrant.

This Warrant shall not entitle the Warrantholder to any of the rights of a holder of any common stock of the Company, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise any voting rights.

8.           Notices.
Any notice given pursuant to this Warrant by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given upon (a) transmitter's confirmation of the receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, return receipt requested, postage prepaid at the addresses:

If to the Company:
80 Kiffissias Avenue
Amaroussion 15125
Athens, Greece
Facsimile No.:  011-30-210-809-0585

If to the Warrantholder, then to the address of the Warrantholder in the Company's books and records.

Each party hereto may, from time to time, change the address to which notices to it are to be transmitted, delivered or mailed hereunder by written notice in accordance herewith to the other party.

9.           General Provisions.

(a)           Successors.  All the covenants and provisions of this Warrant shall bind and inure to the benefit of the respective executors, administrators, successors and assigns of the Warrantholder and the Company.

(b)           Choice of Law.  THIS WARRANT AND THE RIGHTS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY, PERFORMANCE, AND ENFORCEMENT, AND WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

(c)           Entire Agreement.  Except as provided herein, this Warrant, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations or agreements and other oral, written, or other communications between them concerning the subject matter of this Warrant.

(d)           Severability.  If any provision of this Warrant is unenforceable, invalid, or violates applicable law, such provision shall be deemed stricken and shall not affect the enforceability of any other provisions of this Warrant.

(e)           Captions.  The captions in this Warrant are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Warrant or the relationship of the parties, and shall not affect this Warrant or the construction of any provisions herein.

(f)           Amendments.  This Warrant may not be amended, and no provision or obligation herein may be waived, other than by a writing duly executed by each of the Warrantholder and the Company or, in the case of a waiver, by the party waiving compliance.

IN WITNESS WHEREOF, the Company caused this Warrant to be duly executed as of the date first above written.

DRYSHIPS INC.

By:
Title:

EXHIBIT A

DRYSHIPS INC.

ELECTION TO PURCHASE WARRANT

DryShips Inc.
80 Kiffissias Avenue
Amaroussion 15125
Athens, Greece

Ladies and Gentlemen:

The undersigned hereby irrevocably elects to exercise the right of purchase set forth in the Warrant No. W - __ (the "Warrant"), to purchase thereunder ________ shares of the Common Stock of  DryShips Inc. (the "Shares") provided for therein and hereby tenders $______ in payment of the actual exercise price thereof, and requests that the Shares be issued in the name of

_______________________________________________

_______________________________________________
(Please Print Name and Address of Warrantholder above)

Dated: ______________,

Name of Warrantholder or Assignee:
(Please Print)

Address:_______________________________

Signature:______________________________

EXHIBIT B

DRYSHIPS INC.

WARRANT TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the attached Warrant and appoints the Secretary of DryShips Inc. (the "Company") as its, his or her attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:

__________________________

(Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant or on the Company's books and records)

Address